Exhibit 99.1

Jianzhi to Hold Extraordinary General Meeting On April 20, 2026

Beijing, China, March 18, 2026 — Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced it will hold an extraordinary general meeting (the “EGM”) of shareholders, at its executive office at 15/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China on April 20, 2026 at 9:00 p.m. (Beijing time) whereby, the holders of the ordinary shares of the Company will vote as shareholders of the Company.

Holders of record of the class A ordinary shares and class B ordinary shares of the Company at the close of business on March 20, 2026 (Eastern Time), or their proxy holders, are entitled to vote at the EGM or any adjournment thereof. Holders of record of the Company’s American depositary shares (the “ADSs”) at the close of business on March 20, 2026, Eastern Time, who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

About Jianzhi Education Technology Group Company Limited (NASDAQ: JZ)

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net